SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT

:	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007; or

Q	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

RELIV' INTERNATIONAL, INC.
401(k) PLAN
(Full Title of Plan)

RELIV’ INTERNATIONAL, INC.
(Name of Issuer of the Securities held Pursuant to the Plan)

Commission File No. 1-11768
Delaware	37-1172197
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)

136 Chesterfield Industrial Boulevard, Chesterfield, Missouri 63005
(Address of principal executive offices) (Zip Code)

(636) 537-9715
(Registrant's telephone number, including area code)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 13, 2008	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

	By:	/s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President
of Reliv’ International, Inc., Trustee

Financial Statements and Supplemental Schedules

Relìv International, Inc. 401(k) Plan
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Relìv International, Inc. 401(k) Plan

Financial Statements
and Supplemental Schedules

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Relìv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Relìv International, Inc. 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 13, 2008

Relìv International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Cash	$32,845	$33,826
Investments, at fair value:
Mutual funds	6,089,982	5,606,671
Relìv International, Inc. stock	3,798,997	10,362,348
Collective investment trust	1,325,830	539,681
Participant notes receivable	199,029	245,976
Total investments	11,413,838	16,754,676
Total assets	$11,446,683	$16,788,502

Liabilities
Excess contributions payable	$–	$7,299
Total liabilities	–	7,299

Net assets reflecting all investments at fair value	11,446,683	16,781,203

Adjustments from fair value to contract value for investment in collective trust relating to fully benefit-responsive investment contracts	(7,270)	5,984
Net assets available for benefits	$11,439,413	$16,787,187

See accompanying notes.

Relìv International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions
Investment income (loss):

Net realized and unrealized appreciation (depreciation) in fair value of investments	$308,535	$(5,497,545)
Interest and dividends	652,667	499,971
	961,202	(4,997,574)

Contributions:
Employer	301,203	283,301
Participants	604,235	560,758
Rollovers	–	8,279,638
	905,438	9,123,697
Total additions	1,866,640	4,126,123

Deductions
Withdrawals to participants	7,179,806	823,852
Administrative expenses	34,608	38,247
Total deductions	7,214,414	862,099

Net increase (decrease) in net assets available for benefits	(5,347,774)	3,264,024

Net assets available for benefits:
Beginning of year	16,787,187	13,523,163
End of year	$11,439,413	$16,787,187

See accompanying notes.

Relìv International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the Relìv International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan was amended and restated on January 1, 2004.

General

The Plan is a defined contribution plan covering all eligible employees of Relìv International, Inc. (the Company) who have completed one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 50% of eligible compensation as defined in the Plan. The Plan provides for discretionary matching contributions. During the years ended December 31, 2007 and 2006 the Company contributed on behalf of each participant an amount equal to 50% of the first 15% of the participant’s compensation deferral. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limitations. Excess contributions of $7,299 relating to Plan year 2006 were payable at December 31, 2006, and were paid in 2007. There were no excess contributions relating to Plan year 2007.

Upon enrollment, a participant may direct employee contributions and any allocated contributions from the Company to any of the Plan’s investment options, which include the Company’s stock and various mutual funds.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contributions plus actual earnings thereon is based on years of continuous service, as defined. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service. Forfeitures arising from nonvested accounts at the time of termination are used to reduce the Company’s subsequent contributions to the Plan.

Relìv International, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings and is charged with an allocation of administrative expenses if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions. Terminated employees may pay off the loan in full at time of separation or they may receive a deemed distribution.

Payment of Benefits

On termination of service or attainment of normal retirement age (as defined by the Plan), a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, the purchase of an annuity (as defined), annual installments, or if applicable to the participant’s account balance, a distribution of Relìv International, Inc. common stock.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Relìv International, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value as determined by the custodian. The shares of the Company’s stock are valued at the closing price as quoted on the NASDAQ for the last business day of the year. Shares in mutual funds are valued at the closing price for the last business day of the year. Participant loans are valued at their outstanding balances, which approximates fair market value.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (the Federated Capital Preservation Fund). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Federated Capital Preservation Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Federated Capital Preservation Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Relìv International, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Expenses of the Plan are paid by the Company, except for participant loan and recordkeeping fees which are charged to the applicable participants.

Forfeitures

Forfeitures of nonvested participant accounts are used to reduce future employer contributions. Forfeited amounts available for future use were $8,049 and $6,564 at December 31, 2007 and 2006, respectively. Forfeitures used to offset employer contributions amounted to $0 and $735 during the years ended December 31, 2007 and 2006, respectively.

3. Investments

All investments are participant-directed.

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2007 and 2006, are summarized as follows:

	December 31
	2007	2006
Investments in common stock:
Relìv International, Inc.	$3,798,997	$10,362,348
Mutual funds:
Growth Fund of America – R4	1,292,055	1,071,392
EuroPacific Growth Fund – R4	1,118,578	1,044,510
Vanguard Windsor II Admiral Shares	764,657	Less than 5%
PIMCO Total Return, Admin Class	761,681	Less than 5%
Collective investment trusts:
Federated Capital Preservation Fund	1,325,830	Less than 5%

Relìv International, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

3. Investments (continued)

During the years ended December 31, 2007 and 2006, the Plan’s investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value for the Year Ended December 31
	2007	2006

Mutual funds	$100,706	$334,840
Relìv International, Inc. common stock	207,829	(5,832,385)
	$308,535	$(5,497,545)

Total cash dividends related to the Relìv International, Inc. company stock were $51,694 and $118,724 during the years ended December 31, 2007 and 2006, respectively.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 7, 2001, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2007-6 and 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Relìv International, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Prohibited Transaction – Late Remittance

In December 2006, the Plan inadvertently engaged in a prohibited transaction by late remittance of a single participant deferral ($990) which is an operational deficiency in the Plan’s compliance with the applicable qualification sections of the Internal Revenue Code. The effects of the transaction have been corrected in accordance with the procedures prescribed by the IRS, and management does not believe there is any effect on the Plan’s financial position. In addition, the participant’s account was credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

8. Rollover Contribution

In January 2006, an existing plan participant executed a rollover contribution to the Plan consisting of 591,015 shares of Relìv International, Inc. common stock with a current value at rollover of $8.27 million. At December 31, 2006, the current value of these shares was $5.13 million, representing an unrealized loss in the fair value of these shares of $3.14 million for the year ended December 31, 2006.

In April 2007, this plan participant reached Normal Retirement Age, as defined, and initiated to the Plan a request for distribution of the same 591,015 shares of Relìv International, Inc. common stock. This distribution was made in May 2007 at a current value of approximately $5.8 million.

In May 2007, this plan participant initiated to the Plan a second request for distribution of approximately 97,000 shares of Relìv International, Inc. common stock having a fair value of $0.8 million at December 31, 2006. This distribution was made in May 2007 at a current value of approximately $1.0 million.

This series of activities represent party-in-interest transactions as the participant is a trustee of the Plan, and is also an employee, officer, director, and a 10% or more shareholder of the Plan Sponsor.

Relìv International, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

9. Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of the contributions, net assets available for benefits, collective investment trust assets, and participant withdrawals per the financial statements to the related Form 5500.

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$11,439,413	$16,787,187
Excess contributions payable	–	7,299
Net assets available for benefits per the Form 5500	$11,439,413	$16,794,486

	December 31
	2007	2006

Participant contributions per the financial statements	$604,235	$560,758
Excess contributions	–	7,299
Participant contributions per the Form 5500	$604,235	$568,057

	December 31
	2007	2006

Collective investment trust per the financial statements	$1,325,830	$539,681
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(7,270)	5,984
Collective investment trust per the Form 5500	$1,318,560	$545,665

	December 31
	2007	2006

Withdrawals to participants per the financial statements	$7,179,806	$823,852
Excess contributions payable at December 31, 2006	7,299	–
Withdrawals to participants and corrective distributions per the Form 5500	$7,187,105	$823,852

Relìv International, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

10. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Plan’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.

As originally issued, FIN 48 was effective for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FSP FIN 48-2 (FIN 48-2), which defers the effective date of FIN 48 for certain nonpublic enterprises to fiscal years beginning after December 15, 2007. The Plan is a non-public enterprise to which FIN 48-2’s deferral applies. The Plan Administrator is currently evaluating the impact, if any, that the adoption of FIN 48 will have on the Plan’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.

Supplemental Schedules

Relìv International, Inc. 401(k) Plan

EIN #37-1172197    Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

		Current
Identity of Issuer	Description of Investment	Value

PIMCO Total Return, Admin Class	71,251.722 shares, mutual fund	$761,681
American Beacon Small Cap Val Pln	16,351.730 shares, mutual fund	281,577
Dreyfus S&P 500 Index Fund	8,759.716 shares, mutual fund	362,127
Growth Fund of America – R4	38,271.775 shares, mutual fund	1,292,055
Turner Midcap Growth Fund	11,081.595 shares, mutual fund	402,816
EuroPacific Growth Fund – R4	22,300.198 shares, mutual fund	1,118,578
Cohen & Steers Realty Focus	10,533.215 shares, mutual fund	529,821
Trendstar Small-Cap Fund	30,347.096 shares, mutual fund	292,546
Lord Abbett Mid Cap Value Fund	15,300.169 shares, mutual fund	284,124
Vanguard Windsor II Admiral Shs.	13,780.095 shares, mutual fund	764,657
Federated Capital Preservation Fund	131,856.047 units, collective investment trust	1,318,560
Relìv International, Inc.*	463,827 shares of Company stock	3,798,997
Various participants*	Participant loans, interest rates of 5.0% to 10.5%, maturing between 2008 and 2036	199,029
		$11,406,568

*Represents a party-in-interest.

Relìv International, Inc. 401(k) Plan

EIN #37-1172197 Plan #002

Schedule H, Line 4a – Delinquent Participant Contributions

For the Year Ended December 31, 2007

Question 4a:	“Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

	Relationship to
Identity of	Plan, Employer, or
Party Involved	Other Party-in-Interest	Description of Transactions	Amount
Relìv International, Inc.	Employer/Plan Sponsor	A participant contribution for one employee was not funded within the time period prescribed by the D.O.L. Regulation 2510.3-102. The December 15, 2006 participant contribution of $990 was deposited on January 26, 2007.	$990

Index to Exhibit

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm